UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 to Amendment No. 28 to Schedule 13G)

VOLT INFORMATION SCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number)

Lawrence S. Branton, Esq.

Andrew D. Brooks, Esq.

Seltzer, Caplan, McMahon, Vitek

750 B Street, Ste. 2100

San Diego, CA 92101

(619) 685-3003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Jerome Shaw
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 38,528
	8.	Shared Voting Power 2,463,651
	9.	Sole Dispositive Power 38,528
	10.	Shared Dispositive Power 2,463,651
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,502,179
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 11.99%
14.	Type of Reporting Person IN

1.	Names of Reporting Persons. Joyce A. Shaw
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 10,000
	8.	Shared Voting Power 2,463,651
	9.	Sole Dispositive Power 10,000
	10.	Shared Dispositive Power 2,463,651
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,473,651
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 11.85%
14.	Type of Reporting Person IN

ITEM 1. SECURITY AND ISSUER

This schedule relates to the Common Stock, $0.10 par value per share (the “Shares”), of Volt Information Sciences, Inc., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1065 Avenue of Americas, New York, New York 10018.

ITEM 2. IDENTITY AND BACKGROUND

(a) This schedule is filed by Jerome Shaw and his wife Joyce A. Shaw.

(b) The residence address of each Mr. and Mrs. Shaw is 7245 Rue De Roark, La Jolla, California 92037.

(c) Mr. Shaw is a director, officer and founder of the Issuer. Mrs. Shaw is a visual artist (d/b/a Joyce Cutler-Shaw) and artist-in-residence at The School of Medicine, UCSD.

(d) Neither Mr. Shaw nor Mrs. Shaw has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Mr. Shaw nor Mrs. Shaw has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Shaw and Mrs. Shaw are both citizens of the USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Shaw is one of the original founders of the Issuer.

All of the shares beneficially owned by Mr. Shaw and Mrs. Shaw were acquired with their personal funds, excepting (i) 9,825 shares which Mrs. Shaw inherited from her mother in 1980 (Mrs. Shaw purchased 175 additional shares in an open market transaction several years ago with her personal funds); (ii) certain shares acquired by Mr. Shaw in connection with certain employee benefit plans of the Issuer in connection with his employment as an officer, director, and founder of the Issuer; (iii) certain shares held by The Rachel Lynn Shaw Trust were gifts from Mr. Shaw and Mrs. Shaw, made for estate planning purposes; (iv) certain shares held by the Family Foundation were gifts from Mr. Shaw and Mrs. Shaw, made for estate planning purposes.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Shaw and Mrs. Shaw acquired their Shares for long-term investment, the vast majority in connection with Mr. Shaw’s founding of the Issuer in 1950.

Mrs. Shaw’s purchase of 175 shares several years ago was made to round up the number of shares she held to an even 10,000 shares.

Various transfers of Shares, from time to time, by Mr. Shaw and Mrs. Shaw have been made for estate planning purposes.

On October 28, 2014, Mr. Shaw and Mrs. Shaw, on behalf of themselves, The Jerome and Joyce Shaw Family Trust u/d/t dated 8/6/1969 and The Rachel Lynn Shaw Trust u/d/t dated 11/23/2001 (collectively, the “Shaws”) entered into a Voting Agreement and Irrevocable Proxy with Glacier Peak Capital LLC, a Washington limited liability company (“GPC”), whereby the Shaws granted John Rudolf, in his capacity as President of GPC, or any other designee of GPC (each a “Proxy Holder”) an irrevocable proxy to vote all Shares beneficially owned by the Shaws, in accordance with the Proxy Holder’s sole and absolute discretion on all matters brought before a vote of shareholders at the 2015 Annual Meeting of Shareholders of the Issuer (the “2015 Annual Meeting”) or any meeting (or consent in lieu of a meeting) which may be called in lieu thereof.

The Agreement and Proxy was entered into in contemplation of GPC’s efforts to effect meaningful change at the Issuer, which may include a change in control of the Issuer’s board of directors or other proposals to the Issuer at the 2015 Annual Meeting. The Agreement and Proxy will terminate upon the earlier of (i) December 31, 2015 and (ii) the conclusion of the 2015 Annual Meeting.

The Shaws have agreed not to transfer any of their Shares during the term of the Agreement and Proxy, subject to certain limited exceptions. The Agreement and Proxy is filed as Exhibit 99.1 hereto and is incorporated by reference into this Item 4. The foregoing description of the Agreement and Proxy is qualified in its entirety by reference to the full text thereof.

Except for the Agreement and Proxy, the Shaws and GPC have no other arrangements, understandings or relationships regarding the Shares. The Shaws disclaim the formation of a group with GPC, John Rudolf, and any persons or entities associated with them, except to the extent that they may be deemed to be members of a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Shares reported owned by Mr. Shaw and Mrs. Shaw is based upon 20,872,795 Shares outstanding as of September 5, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 12, 2014.

As of the close of business on the date hereof:

(i) Mr. Shaw is the beneficial owner of 3,229 Shares (approximately 0.02% of the outstanding Shares) as an individual;

(ii) Mr. Shaw is the beneficial owner of 2,578 Shares (approximately 0.01% of the outstanding Shares) through the Issuer’s Employee Stock Ownership Plan, which is part of the Issuer’s 401(k) Savings Plan (the “Plan”);

(iii) Mr. Shaw is the beneficial owner of 24,721 Shares (approximately 0.12% of the outstanding Shares) held for his benefit under the “Savings Plan” feature of the Plan;

(iv) Mr. Shaw is the beneficial owner of 8,000 Shares (approximately 0.04% of the outstanding Shares) by virtue of stock options issued by the Issuer, including stock options exercisable within 60 days of the date hereof;

(v) Mr. Shaw and Mrs. Shaw are the beneficial owners of 1,395,318 Shares (approximately 6.70% of the outstanding Shares) held in The Jerome and Joyce Shaw Family Trust u/d/t dated 8/6/1969;

(vi) Mr. Shaw and Mrs. Shaw are the beneficial owners of 1,052,583 Shares (approximately 5.04% of the outstanding Shares) held in The Rachel Lynn Shaw Trust u/d/t dated 11/23/2001. Mr. Shaw and Mrs. Shaw disclaim any pecuniary interest in these shares;

(vii) Mr. Shaw and Mrs. Shaw are the beneficial owners of 12,750 Shares (approximately 0.06% of the outstanding Shares) held by the Family Foundation by virtue of their position as directors of that corporation. Mr. Shaw and Mrs. Shaw disclaim any pecuniary interest in these shares;

(viii) Mrs. Shaw is the beneficial owner of 10,000 Shares (approximately 0.05% of the outstanding Shares) as an individual.

(All of the foregoing numbers of Shares are rounded to the nearest full number.)

As provided in the Agreement and Proxy, neither Mr. Shaw nor Mrs. Shaw have the power to vote the foregoing Shares, nor the power to make transfers of the Shares, except as permitted in the Agreement and Proxy. Note that the Agreement and Proxy do not cover (i) the option shares identified in (a)(iv) above which are not yet issued but that will become subject to the Agreement and Proxy upon issuance to Mr. Shaw, who holds the sole voting power and sole power of disposition until such Shares are issued and become subject to the Agreement and Proxy; (ii) the Family Foundation Shares identified in (a)(vii) above, which are not subject to the Agreement and Proxy and for which Mr. Shaw and Mrs. Shaw hold shared voting power and shared power of disposition, and (iii) the Shares held in the Issuer’s employee benefit plans identified in (a)(ii) and (a)(iii) above, for which the voting power is held by the trustees of the Plan, and the disposition power is held solely by Mr. Shaw.

Because of the right to vote the Shares under the terms of the Agreement and Proxy, the Shaws may be deemed to be part of a group under the Exchange Act with GPC and its affiliates. If deemed part of a group with GPC, John Rudolf and their affiliates, the Shaws would be deemed to collectively have beneficial ownership over an additional 2,164,876 Shares, constituting 10.4% of the outstanding Shares. The filing of this Schedule 13D shall not be construed as an admission the Shaws are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares reported herein or a group with GPC, John Rudolf, or their affiliates. Each of the Shaws specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such person.

(b) GPC and Mr. Rudolf share the power to vote the Shaw Shares with respect to only those matters referenced in Item 4 above. Neither GPC nor Mr. Rudolf has voting or dispositive power over the Shaw Shares except as described in the Agreement and Proxy.

(c) The Shaws have not made any transfers or other transactions in Shares during the past 60 days.

(d) Mr. Shaw has the sole right to receive or direct dividends relating to the Shares identified in items (a)(i), (ii), (iii) and (iv) above. Mrs. Shaw has the sole right to receive or direct dividends relating to the Shares identified in item (a)(viii) above. Mr. Shaw and Mrs. Shaw have the shared right to receive or direct dividends relating to the Shares identified in item (a)(v) above. Mr. Shaw and Mrs. Shaw do not have the right to receive or direct dividends relating to the Shares identified in item (a)(vi) above. Mr. Shaw and Mrs. Shaw have no current right to receive and shared right to direct dividends relating to the Shares identified in item (a)(vii) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The description of the Agreement and Proxy described in Item 4 above is hereby incorporated by reference.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS.

Item 99.1	Voting Agreement and Irrevocable Proxy, dated as of October 28, 2014, by and among Jerome Shaw, Joyce Shaw, The Jerome and Joyce Shaw Family Trust u/d/t dated 8/6/1969, The Rachel Lynn Shaw Trust u/d/t dated 11/23/2001, on the one hand, and Glacier Peak Capital LLC, a Washington limited liability company, on the other hand.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2014

/s/ Jerome Shaw
Jerome Shaw

/s/ Joyce A. Shaw
Joyce A. Shaw